UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FRESH MEDICAL LABORATORIES, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

35804P 108

(CUSIP Number)

Steven C. Eror, 757 East South Temple, Suite 150, Salt Lake City, UT 84012

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35804P 108	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven C. Eror
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,444,008
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,008
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 35804P 108	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The securities covered buy this Schedule 13D are shares of common stock, $0.001 par value (the “Common Stock”) of Fresh Medical Laboratories, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 757 East South Temple, Suite 150, Salt Lake City, UT  84012.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by Steven C. Eror, the “Reporting Person”).

(b)The business address of the Reporting Person is: 757 East South Temple, Suite 150, Salt Lake City, UT  84012.

(c)The Reporting Person is Chief Executive Officer and a Director of the Company

(d)The Reporting Person has not, during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)The Reporting Person is a U.S. citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

 As of the date the Company became a reporting issuer, the Reporting Person acquired an aggregate of 1,444,008 shares (the “Shares”)) of Common Stock of the issuer as part of a Compensation Agreement with the Company.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the total 1,444,008 Common Shares indicated in Item 3 between the dates of June 20, 2012 and the date of this report as part of his compensation for services provided on behalf of the Company.

(a)The Reporting Person has no plans to acquire additional shares of the Issuer’s stock except as provided under the current Compensation Plan or otherwise for services..

(b)Not applicable.

(c)The Reporting Person does not currently contemplate any transactions that would result in the sale or transfer of a material amount of assets of the issuer.

(d)Not applicable.

(e)Not applicable.

(f)Not applicable.

(g)Not applicable.

(h)Not applicable.

(i)Not applicable.

(j)Not applicable.

(k)Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a)As of the date of this report, the Reporting Person beneficially owns 1,444,008 shares of the Company’s Common Stock representing 6.9% of the Company’s issued and outstanding capital stock.

(b)The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote 1,444,008

Shared power to vote or direct the vote          -0-

Sole power to dispose or direct the disposition1,444,008

Shared power to dispose or direct the disposition     -0-

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not Applicable

Item 7.  Material to Be Filed as Exhibits. N/A

CUSIP No. 000000000	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRESH MEDICAL LABORATORIES, INC.

/s/Steven C Eror Steven C. Eror

Chief Executive Officer, Director Insert Title

February 22, 2016 Insert Date